UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

PHOENIX FOOTWEAR GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71903M100

(CUSIP Number)

James R. Riedman, President

Riedman Corporation

c/o Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, California 92008

(760) 602-9688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person: Riedman Corporation	I.R.S. Identification Nos. of above persons (entities only): 16-0807638
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 532,710 (includes currently exercisable options to purchase 150,000 shares of Common Stock)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 532,710 (See Item 7 above)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 532,710 (See Item 7 above)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.4%
14.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Person: James R. Riedman		I.R.S. Identification Nos. of above persons (entities only): ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,039,164 (includes currently exercisable options to purchase 227,564 shares)
	8.	Shared Voting Power: 1,308,818 Beneficial Ownership Disclaimed (includes currently exercisable options to purchase 150,000 shares)
	9.	Sole Dispositive Power: 1,056,203
	10.	Shared Dispositive Power: 1,291,779
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,347,982
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
13.	Percent of Class Represented by Amount in Row (11): 27.4%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This Schedule 13D (Amendment No. 11) relates to shares of the Common Stock, par value $.01 per share (“Common Stock”) of Phoenix Footwear Group, Inc. (the “Issuer”) and amends and supplements Schedule 13D (Amendment No. 10) filed on November 18, 2008, by James R. Riedman and Riedman Corporation (together, the “Reporting Persons”). The Issuer’s principal executive office is located at 5840 El Camino Real, Suite 106, Carlsbad, California 92008.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following description:

On October 26, 2010, the Issuer filed a going private transaction statement on Schedule 13E-3, which Mr. Riedman joined in filing, and a preliminary proxy statement on Schedule 14A (“Proxy Statement”), in connection with two stock split proposals. The Issuer filed Amendment No. 1 to each of these statements on December     , 2010. The proposals call for the Issuer to amend its Certificate of Incorporation to change the number of issued and outstanding shares (the “Shares”) of Common Stock by effecting a 1-for-200 reverse stock split, immediately followed by a 200-for-1 forward stock split of the Shares (the “Stock Splits”). The primary effect of the Stock Splits will be to reduce the Issuer’s total number of record holders below 300 persons by fully cashing out any shareholders of record with fewer than 200 Shares. This will allow the Issuer to suspend its reporting obligations arising in connection with its Common Stock under Sections 12(g) and 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In connection with the transaction the Issuer plans to voluntarily delist its Common Stock from the NYSE Amex.

Other than as more fully described below, the Reporting Persons currently:

(a) Have no plans or proposals to acquire additional shares of the Issuer’s common stock or other securities of the Issuer;

(b) Have no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the Issuer’s plan to sell or dissolve its PXG Canada subsidiary prior to the end of fiscal 2010, as disclosed in the Proxy Statement. The Issuer on October 27, 2010, signed a letter of understanding with Canada Shoe (1998) Corp (“Canada Shoe Corp”) to be the sole importer and distributor of its Trotters and SoftWalk brands in Canada under a three year license agreement to be finalized by the parties. The letter of understanding also provides that Canada Shoe Corp will purchase most of the Issuer’s current inventory in its subsidiary PXG Canada for approximately $200,000 with the final terms to be agreed upon by the parties;

(c) Except as described in subparagraph (b), have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Have no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the Issuer’s plan as disclosed in the Proxy Statement, as amended, following the going private transaction, if approved, to reduce the size of its Board by eliminating some or all of its independent director positions and no longer paying cash retainers or meeting fees. As shareholders the Reporting Persons intend to support this plan, and Mr. Riedman intends to support it as a director;

(e) Have no plans or proposals to make any other material change in the present capitalization or dividend policy of the Issuer;

(f) Have no plans or proposals to make any other material change in the Issuer’s business or corporate structure;

(g) Other than the Issuer’s planned amendments to its certificate of incorporation to effect the Stock Splits, have no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) and (i) Intend to vote in favor of the Issuer’s going private transaction which will have the effect of reducing the record holders of the Issuer’s common stock to fewer than 300 and enable the Issuer to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In connection with the Stock Splits, the Issuer also intends to voluntarily delist its common stock from trading on the NYSE Amex; and

(j) Except as described above, have no plans or proposals to take any action similar to any of those enumerated above.

No personal funds of the Reporting Persons are being used to effectuate the Stock Splits. The Reporting Persons are treated no differently than any of the other Issuer’s shareholders in connection with the Stock Splits. Other than in Mr. Riedman’s capacity as a director, the Reporting Persons have not recommended the Stock Splits to any other shareholder.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 9, 2010, the Issuer had 8,191,191 shares of Common Stock outstanding according to its Quarterly Report on Form 10-Q filed November 16, 2010. Riedman Corporation beneficially owns 532,710 shares of Common Stock (which includes the currently exercisable Options to purchase 150,000 shares of Common Stock), representing 6.4% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 2,347,982 shares of Common Stock (which includes currently exercisable options to purchase 227,564 shares of Common Stock), representing 27.4% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,308,818 of the shares owned directly or indirectly through CE Capital, LLC, by his children who reside with him, Riedman Corporation and under the Plan). The Phoenix Footwear Group, Inc. Retirement Savings Plan owns 244,963 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following), which includes 17,039 shares allocated to Mr. Riedman.

(b) Riedman Corporation has the sole power to vote and sole power to dispose of 532,710 shares of Common Stock, and James R. Riedman has the sole power to vote 1,039,164 shares and sole power to dispose of 1,056,203 shares of Common Stock. James R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 532,710 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Plan he shares the power to vote the 244,963 shares beneficially owned by the Plan, and has sole power to dispose of the 17,039 shares in the Plan which have been allocated to his account. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

(c) None.

(d) None.

(e) Not Applicable.

Item 7.	Material to Be Filed as Exhibits.

The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2010

RIEDMAN CORPORATION

By:	/S/ JAMES R. RIEDMAN
Name:	James R. Riedman
Title:	President

/S/ JAMES R. RIEDMAN
James R. Riedman